Exhibit 99.2

 Investor deck October 22

 Disclaimers  This presentation and oral statements made regarding the subject of this presentation contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that involve substantial risks and uncertainties. Such statements include, without limitation, references to the Steakholder Foods Ltd.’s (the “Company’s”) predictions or expectations of future business or financial performance and its goals and objectives for future operations, financial and business trends, performances, strategies or expectations. In some cases, you can identify forward-looking statements by the words “may,” “might,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict”, “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future.  These forward-looking statements may not materialize, in whole or in part, or may materialize differently than expected, or may be affected by factors that cannot be assessed in advance. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. You are cautioned not to place undue reliance on forward-looking statements. Except as otherwise indicated, the forward-looking statements contained in this presentation speak only as of the date of this presentation and the Company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. This presentation includes statistical, market and industry data and forecasts which we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information.   Although we are responsible for all of the disclosures contained in this presentation, including such statistical, market and industry data, we have not independently verified any of the data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein. In addition, while we believe the market opportunity information included in this presentation is generally reliable and is based on reasonable assumptions, the industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of important factors that could cause results to differ materially from those expressed in the estimates made by third parties and by us.  Investor deck October 22

 Companyhighlights

 Companyhighlights  Applications to date  16  Employees  +75  Raised as of   October 2022  $59M  16 patent applications submitted (three granted). Several trade secrets identified  60% Biology  20% Mechanics  20% Other  $28 million raised on Nasdaq in March 2021  +  +  +

 Group structure  Steakholder Foods  USA, Inc.  Steakholder Foods  Europe BV  Steakholder Innovation  Ltd.  Peace of Meat BV                          Steakholder Foods Ltd.  Bovine & Porcine meat

 Our team  80% Israel headquarters  20% Belgium  Our mission is to make real meat sustainable.  Employees  75+

 Management  Yaron Kaiser  Arik Kaufman  Guy Hefer  Dan Kozlovski  Co-Founder and Chairman  Co-Founder and CEO  CFO  CTO  Investor deck October 22

 Advisors  Prof. Tal Dvir  Prof.   Shlomo Magadassi  Co-Founder and Chairman  Bioengineering advisor   Chemistry advisor  Professor Tal Dvir holds various director roles at Tel Aviv University, including at the Laboratory for Tissue Engineering and Regenerative Medicine, the Chaoul Center for Nanoscale Systems, and the Sagol Center for Regenerative Biotechnology. He is on the faculties at the Shmunis School of Biomedicine and Cancer Research and the department of biomedical engineering.  Professor Shlomo Magdassi is a professor of chemistry at the Casali Center for Applied Chemistry, the Institute of Chemistry, and the Center for Nanoscience and Nanotechnology at Hebrew University. His research is focused on material science; specifically, the development of novel micro and nanoparticles for various applications that primarily include 2D and 3D printing.

  Timeline  2019  2020  Listed on the Tel Aviv stock exchange  Produced stem cells and differentiated them into bovine muscle and   fat cells  Printed thin tissue structure and cultured   fat inks  Initiated   activities  Acquired Peace of Meat  Uplisted to the Nasdaq and delisted from TASE  Initiated porcine cell R&D  Partnered with Ashton Kutcher-led collective  Breakthrough 100 gram bio-printed cultured steak  Reported promising results with muscle stem cell differentiation into fibers  Expanded into the US  Held first tasting event for STKH anchor investors  Collaboration with cultured seafood company in Singapore  MeaTech rebranded, becomes   Steakholder Foods        2021  2022

 Alternative protein market overview

 Investor deck October 22  Base case  $20 billion in sales by 2030  High-growth scenario  $25 billion in sales by 2030  Base case  $450 billion in annual sales by 2040  High-growth scenario   Market share of 20% by 2040  increasing to 40% by 2050  Base case  $240 billion in salesMarket share of 9% by 2040  High-growth scenario  $470 billion in salesMarket share of 18% by 2040  Huge market potential  Source: Jefferies Equity research, September 2019.

       Organoleptic properties  Complexity        Plant-based alternative meat  Cultivated   hybrid meat  Thin tissue of premium cultivated meat  Cultivated whole-cut premium meat  Evolving alt-meatlandscape

 Cultured & plant-based  hybrid meats  First stopThe best of both worlds

 End of 2021 achievement:   Steakholder Foods’ 104-gram printed steak        Next stopPrintingreal meat

 And tasting it

 Strategy &business model

 20  25  McKinsey estimates that cultured meat will take off in 2025, reaching by some scenarios to 40,000 tons of end products sold  Chicken and Beef account for roughly 60% of meat sold globally  Steakholder Foods targets 15% market share  Target production capacity of 500 tons(1)   Notes:   (1) Assuming hybrid products are composed of minimum 14% of cultured meat and the remainder is plant based.  Top 5 global cultured meat player by 2025 with 15% market share

Steakholder FOODS $STKH NASDAQ LISTED

Go to market model


Cultivated meat biomass
B2B
Final product elaboration
Unstructured cultivated meat products
Structured cultivated meat products
B2C / B2B

Producing cells at scale to make fat and protein biomass for use in end products

Selling Steakholder Foods ingredients as B2B products

Using some proportion of cell-based ingredients for **unstructured products** (e.g., powders, pastes, stock cubes and ground meat for meatballs, burgers, sausages, etc.)

3D printing and other scaffolding technologies to produce advanced **structured products**.
(Steaks, carpaccio, layered cuts with marbling, etc.)

Selling Steakholder Foods' final products as B2C or B2B products ness model _18/36

 Technology overview

 3d printing and incubation  • Scaffold materials  • Bio-ink formulations  • Software development  with bioreactor systems & processes  Technologies for using chicken, cow and pig stem cells to produce muscle tissue and fat tissue fibers  Steakholder   Foods’  core R&D  High throughput 3d tissue engineering  Multi-species   cell-based manufacturing

       1. Selection  From a sampled batch of stem cells, we select the ones that will ultimately yield the highest quality and best tasting meat.  2. Proliferation  The cells are placed in ideal conditions for growing and multiplying as they feast on a smorgasbord of nourishment.  3. Differentiation  When they reach optimal numbers, the stem cells differentiate into muscle cells and fat cells.  4. Meat  Finally, the muscle cells and fat cells turn into meat for burgers, kebab, meat loaf, meat pie – you name it!  Fat  Muscle  From stem cells to meatThe journey

       1. Bio Inks  We formulate bio ink from our carefully selected cell lines and unique scaffolding materials.  2. 3D bioprinting  The bio ink is loaded into our 3D printer which then, in just a matter of minutes, prints a whole cut of meat with pinpoint precision based on a digital design.  3. Incubation  The printed product is incubated for several weeks to allow the stem cells to differentiate into muscle and fat cells and for muscle fibers to form and mature into a cut of meat.  Fat  Muscle  Dreaming of a steak? This is how we do it

Steakholder FOODS $STKH NASDAQ LISTED

Steakholder Foods' IP

16 patent applications submitted (three granted)

1. Physical manipulation of cultivated tissue
2. Growth support for cell culture
3. Harvesting bovine embryonic inner cell mass
4. Bioprinter printhead assembly
5. Bovine umbilical cord stem cells as feeder layer
6. 3D-printing high resolution support structures
7. Muscle stem-cell fusing process
8. Adipocytes differentiation using plant-based initiators
9. Stacked multilayered beef-emulating portion

- Several trade secrets identified

 Our impact

 Cultured meat industry   will use 95% less land  Cultured meat industry   could reduce air pollution impact by 93%  Cultured meat industry   will use 78% less freshwater  95  93  78  Investor deck October 22

 Social impact  Business impact  Align with sustainable development goals and values  Responsible supply chain  Accelerate industry collaboration     Strengthening local economies and local circular economies   Safe, high-quality nutrition  Slaughter-free food production  Investor deck October 22

 Our commitment to the 17 UN sustainable development goals  Investor deck October 22

 Appendices

Steakholder FOODS $STKH NASDAQ LISTED

Competitive landscape

Company	Valuation (USD)	Total funding (USD)	3D printing	Non-GMO as well as GMO	Cell lines	Structured meat	Ground products	Chicken	Beef	Pork	Fish
Steakholder Foods Ltd. Public	Publicly traded	59 M	✓	✓	✓	✓	✓	✓	✓	✓	✓
Eat Just-Good Meat	Private	170 M					✓	✓	✓		
Upside Foods	Private	606 M			✓		✓	✓			
Mosa Meat	Private	168 M		✓	✓		✓		✓		
Blue Nalu	Private	84.8 M	✓		✓		✓				✓
Future Meat Technologies	Private	387.8 M		✓	✓		✓	✓	✓		
Aleph Farms	Private	131.4 M	✓	✓	✓	✓			✓		
Meatable	Private	173 M			✓		✓				
SuperMeat	Private	5 M		✓	✓		✓	✓			

Note: The above is based on the Company's best estimate and publicly available information.

Appendices _31/36

($, millions)  On June 30th,   2022  Current assets  16.9  Non current assets  23.2  Total assets  40.1  Current liabilities  3.9  Non current liabilities  3.6  Total liabilities  7.5  Equity  32.6  Total liabilities and equity  40.1  Solid balance sheet with:   no bank debt and   strong IP R&D assets  in cash(1)  Investor deck_October 22  Balance Sheet  (1) Pro forma to the capital raise completed on July 5th 2022.  $ 14.6 m

 USA  Sources: Congressional Research Service; Regulation (EU); Food Navigator Asia; Singapore Food Agency.  EU  Singapore  China  Requires ‘novel food’ and   food safety applications  Positive announcements  Already approved cultured meat for sale in restaurants  Regulatory progress of cultured meat  Two regulatory bodies

 Investor deck September 22  Thank you